SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Fact

São Paulo, February 26, 2016 - GOL Linhas Aéreas Inteligentes S.A. “GOL” or “Company” (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B-, Fitch: CCC and Moody’s: Caa1), the largest low-cost and best-fare airline in Latin America, pursuant to Article 157, paragraph 4 of Law 6404/76 and CVM Instruction 358, of January 3, 2002, and complementing the Material Fact dated January 21, 2015, hereby informs its shareholders and the market in general that it entered into an advanced air ticket sale agreement to Smiles S.A. (“Smiles”), totaling up to one billion reais (R$1,000,000,000.00), conditioned upon certain terms and conditions, including a payment schedule (“Advanced Purchase”).

The Advance Purchase will consist of tranches, starting with a payment by Smiles of three hundred and seventy-six million reais (R$376,000,000.00) that will be available from the date of closing of the Contract object of the operation.

The other payments are conditioned upon certain measures to strengthen the VRG’s liquidity. The Company expects to take such measures throughout 2016, in accordance with VRG’s business plans. Payments shall be made until June 30, 2017; otherwise they will no longer be available for the Company.

The measures to strengthen liquidity include, not limited to:

- The reduction in the number of landings and take-offs by at least 6%;

- The suspension of seven (07) destinations operated on December 31, 2015;

- The return of five (05) aircrafts under financing lease;

- The change in the delivery schedule of new aircrafts between 2016 and 2017 from fifteen (15) to one (01).

The payments to be made by Smiles will be ruled by the agreements already existing between the Company and Smiles, with certain changes. The payments will be remunerated at a minimum rate of 132% of the CDI, which may be increased according to market conditions in each payment date. Smiles will have some measures to strengthen its competitiveness ensured during the period of the disbursements.  Additionally, the payments should follow a predefined schedule and will depend on Smile’s minimum liquidity conditions.

The Company cannot ensure that it will be able to take all the measures that ensure the disbursement, because it depends, to some extent, on third parties, nor can it ensure the exact date of compliance with the conditions for each payment.

In addition to the liquidity measures to be complied with regarding Smiles’ payments, the Company, throughout 2016, will continue to evaluate opportunities on its network and will be prepared to take other measures for rationalization of capacity and optimization of the route network, to adjust flight offers to demand and to the sector’s current scenario.

The Advanced Purchase was approved by the Board of Directors of Smiles’, pursuant to its Bylaws, as published with more details in the material fact issued by Smiles.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 68 destinations, 13 international, in South America and the Caribbean, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,192 cities in Brazil and more than 47 countries and 90 foreign destinations through international partnerships. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.